Exhibit 99.1

Alibaba Group Announces Proposed Offering of Senior Unsecured Notes

Hangzhou, China, November 27, 2017 — Alibaba Group Holding Limited (NYSE: BABA) today announced that it proposes to offer U.S. dollar-denominated senior unsecured notes (the “notes”), subject to market and other conditions, in an underwritten registered public offering. The principal amount, interest rates, maturity dates and other terms of the notes have not been finalized and will be determined at the time of pricing of the offering.

Alibaba plans to use the net proceeds for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. An automatic shelf registration statement (including a prospectus) relating to the offering of debt securities was filed with the SEC on November 24, 2017 and became effective upon filing. The offering of the notes will be made only by means of a prospectus included in that registration statement, the preliminary prospectus supplement and the final prospectus supplement, when available. You may obtain these documents for free by visiting EDGAR on the SEC’s website www.sec.gov. Alternatively, copies of the prospectus, the preliminary prospectus supplement and the final prospectus supplement, when available, relating to the offering may be obtained by contacting Morgan Stanley at 180 Varick Street, New York, New York 10014, Attn: Prospectus Department, by calling 1-866-718-1649 or by emailing prospectus@morganstanley.com; Citigroup at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 1-800-831-9146 or by emailing prospectus@citi.com; Credit Suisse at One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, by calling 1-800-221-1037 or by emailing newyork.prospectus@credit-suisse.com; Goldman Sachs at 200 West Street, New York, NY 10282, USA, Attn: Prospectus Department, by calling 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com; or J.P. Morgan by calling 1-212-834-4533.

This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

This press release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “propose,” “plan” and similar expressions are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements, including statements related to the expectations regarding the size, tranching, timing and completion of the Company’s proposed offering, are not guarantees of future performance, results or the completion of any offering on any announced terms, or at all, and involve risks and uncertainties, and that actual results, developments or timing of events may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industries in which it operates, market conditions, the satisfaction of customary closing conditions related to the proposed offering and the factors described in the company’s filings with the Securities and Exchange Commission, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. The company disclaims any obligation to update any forward-looking statements contained herein, except as required under applicable law.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

Media Contacts

APAC:

Cathy Yan

Alibaba Group

+852 9012 5806

cathy.yan@alibaba-inc.com

Americas:

Brion Tingler

Alibaba Group

+1 917 528 1992

brion.tingler@alibaba-inc.com

EMEA:

Maja Hauke

Alibaba Group

+44 (0) 20 7 3958330

maja.hauke@alibaba-inc.com